Mail Stop 6010   February 13, 2007

Mr. Stanton E. Ross
Chairman and Chief Executive Officer
Digital Ally, Inc.
4831 W. 136th Street, Suite 300
Leawood, Kansas 66224

          Re: Digital Ally, Inc.
                 Registration Statement on Form SB-2
                 Amendment no. 1 filed January 31, 2007
                 File No. 333-138025

Dear Mr. Ross:

          We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you
to provide us with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have
about our comments or any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

FORM SB-2

Cover Page

          1. We note your response to comment 4 and reissue the comment in part. Please disclose
              on the cover page the fixed price for the sale and if applicable, disclose that the securities
              will be sold at the market price once such a market develops.

          2. Please note, we are unable to reconcile the information provided in response to
              comment 5 with the number of shares being registered. Your response states that you

are registering the resale of 5,759,000 shares of common stock. 4,700,000 of those shares were sold between February and September 2005 and 959,000 shares were sold as part of units sold between May and September 2006. Therefore, it appears that 5,659,000 shares were sold pursuant to these private placements, not 5,759,000.

3. Additionally, you state that the units sold between May and September 2006 also included a fourth of a common stock purchase warrant which amounts to an additional 239,750 shares. Lastly, you state you are also registering 994,750 shares of common stock issuable upon exercise of warrants. Therefore, according to our calculation, you are registering the resale of 6,893,500 shares as opposed to 6,753,750 as appears in your fee table. Please revise or advise.

The Offering, page 2

4. Please reconcile the number of shares outstanding with the number of shares outstanding after the offering. In this regard, please explain why the shares you are registering in this offering do not appear to be included in the number of outstanding shares. In this regard, we note that the disclosure in Item 26 indicates the shares were sold prior to September 30, 2006. We may have additional comments.

Our auditors have expressed a going concern opinion, page 3

5. We note your response to comment 12 and reissue the comment in part. As previously requested, please expand the discussion to address the effect the opinion may have on investors who want to sell their shares.

Selling security holders, page 15

6. We note your response to comment 30 and reissue the comment. Please include the requested information in this section of the prospectus.

7. We note your response to comment 31 and reissue the comment in part. Please expand the discussion by footnote or otherwise to indicate in which of the four describes manners each of the selling security holders acquired the securities.

8. We note your response to comment 32 and reissue the comment in part. Please expand the discussion to indicate by footnote or otherwise which of the selling shareholders are affiliates of broker-dealers. As previously requested, state that these selling shareholders acquired the shares in the ordinary course of business without a view to

directly or indirectly distribute the shares. If you are unable to make this representation, the affiliates of the broker-dealers should be identified as underwriters.

Description of business, page 31

9. We note your response to comment 34 and reissue the comment in part. Please expand the discussion to indicate you do not currently have agreements with any other entities for the incorporation of your technology into their products.

Management's Discussion and Analysis or Plan of Operation, page 37

Critical Accounting Policies page 42

10. Please refer to your response to comment 41. Your statement that you make no estimates that would be susceptible to material changes appears to contradict with your disclosures in your filing where you state that Revenue Recognition, and your accounting for Inventories, for Research and Development Costs and for Stock Based Compensation are based on estimates that are critical. We refer you to Release 33-8350 for information on disclosure requirements for critical estimates. As you appear to have made no changes to your filing in response to prior comment 41, we are reissuing our comment in its entirety.

Stock-Based Compensation, pages 42-43

11. It appears you removed the tabular pro forma disclosure we referenced in prior comment 43; however, in the first paragraph on page 43 you still refer to it as if it was still included in the filing. Please delete reference to the pro forma information.

12. We did not see revisions to your accounting policy for stock warrants disclosed here and in Note 1 to the financial statements in response to prior comment 42. Please revise your disclosures to describe how and when the cost of issuing stock warrants is recognized and how fair value is established as previously requested. We may have further comments.

Executive Compensation, page 47

13. Please update the discussion in this section to reflect the information for 2006. Additionally, please note that your next amendment must comply with the new executive compensation rules. Please see final rule releases 33-8765 and 33-8732A.

Financial Statements

14. Please provide updated financial information through the period ended December 31, 2006.

Financial Statements at September 30, 2006, unaudited

Nature of Business and Significant Accounting Policies, page FA-5

Accounts Receivable

15. Please tell us why no allowance for doubtful accounts is warranted.

Note 7. Stock Based Compensation, page FA-11 – F-16

16. It does not appear that your disclosures describe how you allocated the proceeds between the common stock and the common stock purchase warrants issued as part of the units in the September 2006 private placement. Please revise your disclosures and quantify and discuss any significant assumptions underlying your allocation. Please elaborate on the conditions under which the warrants issued as part of the units placed may be redeemed, at whose option, and the medium of payment.

17. Please tell us why it is appropriate to use variable accounting in accordance with APB 25 in light of the adoption of SFAS 123R.

Exhibits

18. The exhibits referred to as attached to exhibits 10.8 and 10.9 should be filed as part of the respective exhibit.

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General

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Iboyla Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christian J. Hoffmann, III, Esq.